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                                                               EXHIBIT 99.04

PROXY STATEMENT
                                    NOTICE
                      Special Meeting of Shareholders of
                     SANDERS CONFECTIONERY PRODUCTS, INC.
                                 April 9, 1997

          In Connection with Proposed Transaction Involving Exchange of up to 3,911,122 Outstanding Shares of Common Stock,
                 Par Value $.00001 Per Share, of INMOLD, INC.
                  for up to 7,822,244 Outstanding Shares of
                     SANDERS CONFECTIONERY PRODUCTS, INC.
      and a Contemplated Acquisition of GP Plastics, Inc. by Inmold Inc.

        This is a Notice of Sanders Confectionery Products, Inc. ("SCP") relating to the proposed arrangement and reorganization (exchange of stock) transaction (the "Transaction") involving an exchange on a 2 for 1 basis of up to 7,822,244 of SCP's outstanding shares of common stock, par value $.001 per share (the "Share[s]"), by SCP shareholders of record on February 12, 1997, subject to certain adjustments, for 3,911,122 shares of Inmold, Inc., an Indian corporation ("Inmold"), common stock, par value $.00001 per share, pursuant to the terms and conditions of (i) Section 3(a)(10) of the Securities Act of 1933, as amended (the "Act"), Michigan Compiled Laws Section 801(j)(A) and (B), and
Section 801(b)(19) and Sections 450.1204 and .1205 (herinafter referred to as the "Applicable Statutes"), and (ii) an Agreement and Plan of Reorganization, with respect to a contemplated acquisition of GP Plastics, Inc., a Michigan corporation, ("GP") which shall be referred to as the "Agreement".

        The Proxy statement is furnished in connection with the solicitation of proxy/consents by the Management of SCP to be cast at a Special Meeting of Shareholders of SCP to be held at the Novi Hilton located at 8 Mile and Haggerty Roads in Novi, Michigan at 1:30 P.M. Detroit time on April 9, 1997 for the purpose of considering and voting upon the adoption, approval and authorization of the Transaction, in which each SCP shareholder will acquire 1 share of Inmold free trading common stock in exchange for 2 of his, her or its outstanding shares of SCP common stock that they owned of record on February 12, 1997. The Transaction will require each SCP shareholder to exchange approximately sixteen (16%) percent of his, her or its holdings of SCP common stock for shares of Inmold common stock, that will be free-trading in most, of not all instances. That transaction is to be followed by a contemplated acquisition of all of the outstanding shares of common stock of GP by Inmold for 1,000,000 shares of Inmold's restricted common stock. (see Part I - "General Information").


        To be effective, the Transaction must be adopted, approved as to its fairness and authorized by at least the consent of a majority in number of SCP shareholders of record on February 12, 1997 holding at least 3/4 in cash value of each outstanding class of shares issued by SCP (which has only one class of capital stock presently outstanding). Following satisfaction of this condition and recommended approval of the arrangement involved in the Transaction by the Special Master, Joel Serlin: approval of such arrangement and the fairness of the Transaction shall be required upon petition to the Oakland County, Michigan Circuit Court, Judge John J. McDonald presiding, in Sanders Confectionery Products, Inc. vs. Francis Houttekeir, II, a shareholder of record on December 27, 1996 and on February 12, 1997, Case No. 97-536279-CZ, each SCP shareholder of record on February 12, 1997 shall be deemed to have exchanged 2 SCP Shares outstanding that are owned by him, her or it for 1 share of Inmold unrestricted common stock (restricted only as to Messrs. Fillip J. Kreissl and John M. Sanders, as corporate insiders) allocated among them, based on the number of SCP Shares owned by him, her or it on that record date, February 12, 1997. Shareholders shall have no appraisal or dissenters' rights in connection with the proposed Transaction.

        SCP shareholders may be taxed on the Inmold shares received by him, her or it to the extent of any difference between their basis for tax purposes in their SCP Shares exchanged and the fair market value of the Inmold Shares that they receive. Each SCP shareholder should review this potential with his, her or its tax advisor, particularly if their basis for 2 SCP Shares will not exceed the par value of $.00001 per share of Inmold common stock that they will receive in exchange therefor. If the necessary favorable consent is received, all SCP shareholders must so exchange approximately sixteen (16%) percent of their outstanding shares of SCP common stock for shares of Inmold common stock. There shall be no exceptions. A letter of transmittal shall be sent to each SCP shareholder by the SCP Stock Transfer Agent (Fidelity Transfer Company, 1800 South West Temple, Suite 301, Box 53, Salt Lake City, Utah, 84116) in connection with their surrender of SCP shares exchanged for Inmold shares, which will be sent to them reasonably promptly after the necessary approvals take place. It is to be completed and returned together with duly endorsed and guaranteed certificates for the SCP shares which are to be exchanged. New certificates of Inmold and adjusted certificates representing any excess shares of SCP will thereafter be sent to them by the SCP Stock Transfer Agent. If the transaction is considered to be taxable to the SCP shareholders, and SCP believes that it will be, SCP shareholders will be subject to a income (probably capital gains) tax on the amount of taxable income that they receive; that is, par value, ($.00001) per Inmold share received, less their basis in the 2 Shares of SCP exchanged for each share of Inmold. SCP believes that the tax impact of this Exchange will be negligible.

                   The date of this Notice is March 18, 1997